MEMORANDUM OF RESPONSES
                       RICK'S CABARET INTERNATIONAL, INC.
                               FILE NO. 001-13992


1. In response to the Staff's comment, the Company believes that it will recover the amount previously due under the note receivable. As previously disclosed to the Staff, the Company has foreclosed upon and owns 3,000,000 shares (the "Shares") of Blue Star Health ("Blue Star"). Legal counsel for the Company has been in discussions with legal counsel for Blue Star regarding the existing obligation of Blue Star to the Company and the possible resolution of this obligation by the acquisition of the Shares by Blue Star or by another third party. Further, legal counsel has been in discussions with a third party regarding the private sale of the Shares. These discussions are ongoing. We believe that further discussions with these parties may result in the private sale of the shares in an amount to recover the outstanding amount due under the note receivable.

     In the event that these discussions do not result in completion of a private sale of the shares, the Company believes that it would be able to liquidate the shares, over a period of time, at reduced prices to existing market prices to recover the amounts under the note receivable. The Shares of Blue Star are presently traded on the Pink Sheets. In discussions with legal counsel for Blue Star, our legal counsel was advised that Blue Star was working on completion of its financial statements in order to bring their filings current as required under SEC regulations. We will continue to assess collectibility of such note receivable on a quarterly basis based on all available relevant information and will appropriately reserve for any amounts deemed uncollectible by the Company. We intend to refine such disclosure in future filings.